UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Privacore PCAAM Alternative Growth Fund

Address of Principal Business Office	c/o UMB Fund Services, Inc.
235 West Galena Street Milwaukee, WI 53212

Telephone Number:	1-800-304-3863

Name and Address of Agent	Sandhya Ganapathy, Esq.
Privacore PCAAM Alternative Growth Fund
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

with a copy to:
Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(a) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this notification of registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London in the United Kingdom on the 25th day of April, 2024.

Privacore PCAAM Alternative Growth Fund

By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Trustee

Attest:	/s/ Sandhya Ganapathy
Name:	Sandhya Ganapathy
Title:	Chief Compliance Officer Privacore Capital Advisors, LLC